SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amryt Pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.06 per share

(Title of Class of Securities)

03217L1061

(CUSIP Number)

April 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]

As of the date of this Schedule 13G/A, a CUSIP number for the Issuer’s Ordinary Shares is not available. The CUSIP number for the Issuer’s American Depositary Shares, as previously reported on this Schedule 13G, was 03217L106.

CUSIP NO. 03217L106	13G/A	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES II ACQUISITION 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 03217L106	13G/A	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES III ACQUISITION 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 03217L106	13G/A	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 03217L106	13G/A	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03217L106	13G/A	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM FUNDS GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03217L106	13G/A	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 03217L106	13G/A	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 03217L106	13G/A	Page 9 of 14 Pages

1	NAMES OF REPORTING PERSONS Jeffrey Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Ordinary Shares
	6	SHARED VOTING POWER 0 Ordinary Shares
	7	SOLE DISPOSITIVE POWER 0 Ordinary Shares
	8	SHARED DISPOSITIVE POWER 0 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Ordinary Shares
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 03217L106	13G/A	Page 10 of 14 Pages

Item 1(a).         Name of Issuer:

Amryt Pharma plc (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

Dept 920a 196 High Road, Wood Green,

London, United Kingdom, N22 8HH

Item 2(a).         Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Athyrium Opportunities II Acquisition 2 LP (“AOII Acquisition 2 LP”)

Athyrium Opportunities III Acquisition 2 LP (“AOIII Acquisition 2 LP” and, together with AOII Acquisition 2 LP, the “Acquisition 2 Funds”)

Athyrium Opportunities Associates II LP (“Associates II LP”)

Athyrium GP Holdings LLC (“GP Holdings”)

Athyrium Funds GP Holdings LLC (“Funds GP Holdings”)

Athyrium Opportunities Associates III LP (“Associates III LP”)

Athyrium Opportunities Associates III GP LLC (“Associates III GP”)

Jeffrey Ferrell (“Mr. Ferrell”)

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).         Address of Principal Business Office or, if none, Residence:

The principal business office address for each of the Reporting Persons is: c/o Athyrium Capital Management, LP, 505 Fifth Avenue, Floor 18, New York, New York 10017

Item 2(c).         Citizenship:

The Acquisition 2 Funds, Associates II LP, and Associates III LP are Delaware limited partnerships.

GP Holdings, Funds GP Holdings and Associates III GP are Delaware limited liability companies.

Mr. Ferrell is a United States citizen.

Item 2(d).         Title of Class of Securities:

Ordinary Shares, nominal value £0.06 per share, of the Issuer (the “Ordinary Shares”)

Item 2(e).         CUSIP Number:

03217L1062

[2]

As of the date of this Schedule 13G/A, a CUSIP number for the Issuer’s Ordinary Shares is not available. The CUSIP number for the Issuer’s American Depositary Shares, as previously reported on this Schedule 13G, was 03217L106.

CUSIP NO. 03217L106	13G/A	Page 11 of 14 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own in the aggregate 0 Ordinary Shares.

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The filing of this Statement shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 03217L106	13G/A	Page 12 of 14 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO. 03217L106	13G/A	Page 13 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Ordinary Shares of the Issuer.

Dated: April 18, 2023

ATHYRIUM OPPORTUNITIES II ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES II LP, its General Partner

By: ATHYRIUM GP HOLDINGS LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES III ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES II LP

By:	ATHYRIUM GP HOLDINGS LLC, its General Partner

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM GP HOLDINGS LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

CUSIP NO. 03217L106	13G/A	Page 14 of 14 Pages

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Member

ATHYRIUM OPPORTUNITIES ASSOCIATES III LP

By:	ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC, its General Partner

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

/s/ Jeffrey A. Ferrell
JEFFREY A. FERRELL